Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 19, 2008

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains the following:-

1.	A news release dated April 8, 2008 entitled ‘Vodacom Announces Intention to Launch Vodafone M-Pesa Mobile Money Transfer Service in Tanzania’

2.	A news release dated April 17, 2008 entitled ‘Vodafone Welcomes Serbia to its Global Community as 41st Partner Market’

3.	A news release dated April 21, 2008 entitled ‘Vodafone Group Announces Commitment to Reduce CO2 Emissions by 50%’

4.	A news release dated April 24, 2008 entitled ‘China Mobile, SOFTBANK and Vodafone in Agreement to Establish a Joint Innovation Lab to Develop Mobile Internet Services’

5.	A news release dated April 28, 2008 entitled ‘Madonna Show Streamed Live to Vodafone Customers in Many Countries Around the World – From New York’s Roseland Ballroom on 30 April 2008’

6.	Stock Exchange Announcement dated April 2, 2008 entitled ‘Transaction in Own Securities’

7.	Stock Exchange Announcement dated April 4, 2008 entitled ‘Transaction in Own Securities’

8.	Stock Exchange Announcement dated April 8, 2008 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated April 18, 2008 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

10.	Stock Exchange Announcement dated April 18, 2008 entitled ‘Vodafone Group Plc (“the Company”)’

11.	Stock Exchange Announcement dated April 21, 2008 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated April 30, 2008 entitled ‘Vodafone Group Plc – Voting Rights and Capital’

8 April 2008

VODACOM ANNOUNCES INTENTION TO LAUNCH VODAFONE M-PESA MOBILE MONEY TRANSFER

SERVICE IN TANZANIA

▪         Service set to revolutionise money in Tanzania, bringing Vodafone’s award-winning money transfer service to a second African market

Some 4.1 million Vodacom customers in Tanzania will soon be able to use their mobile phones to send money home and to loved-ones safely and securely with the leading network operator’s new Vodafone M-PESA service. Vodacom plans to launch the service at the end of April 2008.

Vodacom, the leading mobile network operator in Southern Africa, has operations in the Republic of South Africa, Tanzania, Lesotho, Mozambique and the Democratic Republic of the Congo. Vodacom Group is a joint venture between Vodafone and Telkom South Africa. The launch of Vodafone M-PESA in Tanzania will see Vodafone’s award-winning mobile money transfer service available in a second African market.

Vodafone M-PESA was originally developed and deployed by Vodafone in Kenya, where the service has now been running for over one year, with more than 1.6 million active customers. In February 2008, Vodafone launched the service in a second market, Afghanistan in partnership with the Afghani operator Roshan.

“M-PESA, meaning M for mobile and Pesa for money in Swahili, is one of the world’s first cellphone-to-cellphone PESA transfer services for people who do not have access to conventional banks,” said Vodacom Tanzania managing director Dietlof Mare.

“After finalisation of all technical and other requirements, the service should be available to Tanzanians from the 28 April 2008,” Mare said.

Vodafone M-PESA is a service that is expected to revolutionise the way Tanzanians manage money. ‘Of the 21 million Tanzanians over the age of 16, only 1.6 million currently have a bank account, but more than 7.5 million Tanzanians have a cellphone or have access to a cellphone,” Mare said.

Hatem Dowidar, CEO of Vodafone Partner Markets said: ‘We are delighted that Vodafone, with our partner Vodacom, will be extending our award-winning M-PESA mobile money transfer service to Tanzania.

“Along with neighbouring Kenya, Tanzania is fundamentally a cash-based economy, and this service will provide an instant, effective and secure way for Tanzanians to send, store and receive money, wherever they are in the country. We welcome them to the Vodafone M-PESA community.”

CEO of the Vodacom Group Alan Knott-Craig said cellphones have already changed the lives of millions of people on the African continent. “With more than 225 million cellphone users in Africa according to the World Bank, many people have had the benefit of telephonic communication for the first time in their lives.

“Now cellphone-to-cellphone PESA transfer will add huge value to the lives of many more people. This highly sophisticated first-world technology will make it possible for millions of Tanzanians who do not have ready access to banking, to safeguard and distribute their capital. The economic benefits, especially in rural areas, will be enormous,” Knott-Craig said.

Vodafone M-PESA is available only to Vodacom customers, who have to provide their mobile phone number and identification at an M-PESA agent, which will include Vodacom airtime dealers and selected petrol stations, post offices, banks or supermarkets. Both pre-paid and post-paid Vodacom customers will be able to open a Vodafone M-PESA account at no cost.

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For Further Information

Vodafone Group Media Relations

Tel: +44 1635 664444

Vodacom Group Media Relations:

Tel: +27 11 653 5440

About Vodafone

Vodafone is the world’s leading international mobile communications group with over 252 million proportionate customers as at 31 December 2007. Vodafone currently has equity interests in 25 countries across five continents and a further 40 partner networks worldwide. For more information, please visit www.vodafone.com

About Vodacom

Vodacom is a pan-African cellular communications company providing a world-class GSM service to millions of customers in South Africa, Tanzania, Lesotho, Mozambique and the Democratic Republic of Congo. Vodacom is the market leader in all of the countries it operates in, with the exception of Mozambique. The commercial availability of mobile broadband services via UMTS (3G) in South Africa (since 2005) and Tanzania (since 2007) affirms its leadership in offering the latest technologies and innovations. For more information please visit www.vodacom.com

For more information on Vodacom Tanzania, please visit www.vodacom.co.tz

17 April 2008

VODAFONE WELCOMES SERBIA TO ITS GLOBAL COMMUNITY AS 41ST PARTNER MARKET

Vodafone today announces that it has extended its Partner Market agreement with mobilkom austria group to Serbia, where Vodafone will introduce a range of Vodafone-branded products and services through mobilkom austria’s subsidiary, “Vip mobile”. This agreement will make Serbia Vodafone’s 41st Partner Market – a network across the world where Vodafone products and services are available through partnerships with mobile operators that Vodafone does not own.

“Serbia is an important telecommunications market in Europe and developing rapidly, and we are pleased that Vodafone is now able, through its partnership with Vip mobile, to offer a full range of international products and services from Vodafone to the Serbian market. We enjoy a long and very good cooperation with mobilkom austria group which is known for its innovation leadership and its high quality standards and are happy to extend this cooperation to Serbia.” says Paul-Gerhard Itjeshorst, Executive, Vodafone Partner Market.

Vip was the first operator in Serbia to introduce the Blackberry® from Vodafone in December 2007.

“It is a partnership for the benefit or our customers. It brings together the worlds of the leading international communications group and Vip mobile. So customers will enjoy the best of both worlds.” stated Alexander Sperl, CEO Vip mobile.

Thanks to the partnership, Vip customers will enjoy in the future even more innovative services, exclusive handsets and the international roaming footprint of Vodafone.

Several members of mobilkom austria group, such as mobilkom austria (Austria), Vipnet (Croatia), Mtel (Bulgaria) and Si.mobil (Slovenia), have already joined this partnership. Vip mobile will add the Vodafone logo on all products and services that are offered as the result of this agreement.

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For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

(a)

Notes to Editors

About Vodafone

Vodafone is the world’s leading international mobile communications group with over 252 million proportionate customers as at 31 December 2007. Vodafone currently has equity interests in 25 countries across five continents and a further 41 partner networks worldwide. For more information, please visit www.vodafone.com

Vip

On December 1, 2006 Vip, member of mobilkom austria group, was granted the licence for the third mobile operator in Serbia, The license for GSM 900/1800 plus UMTS is valid for 10-year period and it can be prolonged automatically for another 10 years. The licence obligation is for 80% population coverage in a four-year period. The first Vip mobile postpaid offer was launched on 19th October, 2007. Vip was the first to introduce “BlackBerry® from Vodafone” on the market. Vip is the biggest greenfield investor in Serbia to-date, investing 99,4 Million Euro in capital expenditure in 2007. At the end of 2007 Vip mobile had more than half a million customers and employed 445 experts. More information: www.vipmobile.co.yu mobilkom austria group

Members of the mobilkom austria group, the mobile communication segment of Telekom Austria Group, are: mobilkom austria (Austria), Vipnet (Croatia), Si.mobil (Slovenia), mobilkom liechtenstein (Liechtenstein), Mobiltel (Bulgaria), Vip mobile (Serbia) and Vip operator (Macedonia) and the latest acquisition, MDC (Belarus). Around 8,000 employees serve more than 15.4 million customers.

At the full year for 2007 the mobilkom austria group recorded revenues of EUR 3,035.1 million, EBITDA of EUR 1,177.6 million and operating income of EUR 637,5 million. mobilkom austria group stands for innovation, both in marketing and technology. The launch of the worldwide first GPRS network in Austria in 2000, the introduction of the EDGE technology as the first company in Slovenia in 2003, the first launch of a UMTS network in Europe and Austria in 2002 and the first European launch of HSDPA 7.2 in Austria and Croatia in 2007 only prove its innovative role. The know-how transfer among the group members and markets provides rapid development and implementation of all products and services throughout the group. Since 2003 mobilkom austria group has a partnership agreement with Vodafone. More information: www.mobilkomaustriagroup.net

21 April 2008

VODAFONE GROUP ANNOUNCES COMMITMENT TO REDUCE CO2 EMISSIONS BY 50%

Vodafone Group today announces that by 2020 it will reduce its CO2 emissions by 50% against its 2006/7 baseline of 1.23 million tonnes. This target will be achieved principally by improvements in energy efficiency and increased use of renewable energy.

In addition, as part of its climate change strategy, Vodafone will be focusing on developing products and services which will help customers limit their own emissions.

Arun Sarin, Chief Executive of Vodafone Group Plc said, “This is the right decision for a responsible business to take. It is good for the environment but also makes sense for the business. It resonates from a financial perspective as improving energy efficiency helps us to control costs. It also resonates with customers as developing new products and services, such as our plans for solar-powered phone chargers and universal phone chargers for Vodafone-branded handsets. This will help customers to limit their own emissions and this is something they value more and more.

We have reviewed the options, including carbon off-setting, and have concluded that the most effective strategy is to cut our CO2 emissions directly. There are no simple solutions to what is a complex challenge, but through operational changes and technological innovation we will focus on improving energy efficiency in our networks, which account for 80% of our emissions. We will use renewable energy when and where we can.

We hope that making this public commitment now will encourage others to take similar action.”

Vodafone has been working hard to address climate change issues for a number of years. For example, in 2006/7 the company reduced the amount of carbon dioxide emitted relative to network traffic by 29% and improved the energy efficiency of new network equipment by 25%.

Vodafone is currently gathering data about the carbon footprint of its newly acquired companies in India and Turkey and climate change targets for these businesses will be announced in due course.

Jonathon Porritt, Founder Director of Forum for the Future, which works with Vodafone on sustainability issues, said: “This is a significant commitment from one of the world’s largest companies. It signals to its millions of customers around the globe that Vodafone is serious about tackling climate change. With a simultaneous focus on the products and services that they offer - and thus on helping their customers to reduce their emissions - Vodafone has the opportunity to show real leadership. 2020 may sound a long way away, but it is what Vodafone does over the next two or three years which will determine whether or not they hit that 50% target.”

Tom Delay, Chief Executive of The Carbon Trust, said “Taking early action on reducing carbon emissions offers major opportunities for business as it brings reduction in costs and boosts overall reputation. We also believe it is what consumers expect and want to see from leading businesses in the UK and abroad. More and more companies are stepping up to the plate and making strong commitments to cut their carbon emissions and today’s announcement by Vodafone is very welcome and is increasing evidence that business momentum is growing on this critical issue.”

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For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

Notes for editors:

Vodafone’s Energy Consumption (2006/07)

•

Energy use in 2006/07 resulted in a total of 1.23 million tonnes of carbon dioxide emissions, reflecting an overall 6% increase in total energy consumption over the previous financial year on a like for like basis. Vodafone has an existing target to reduce network carbon dioxide emissions relative to network traffic by 40% by 2011 (from a 2005/06 baseline). The Company is on track to achieve this target, achieving a reduction of 29% during 2006/07

•	The energy used to run the networks accounts for more than 80% of this total, with offices, transport and retail accounting for the remaining 20%

•

Renewable energy accounted for 17% of Vodafone’s total network energy consumption, the majority of this through purchasing agreements with power companies, supplemented by on-site renewable generation through mini-turbines and solar panels. This proportion (17%) represents an increase of 28% over the previous year

Existing Climate Change Initiatives

Vodafone’s focus has been on its networks, due to these being responsible for 80% of total emissions. Initiatives are primarily in the following areas:

•

Operational initiatives – significant savings can be made by allowing a higher ambient temperature within base station cabinets, thus reducing cooling requirements. Average energy use in some base stations can be cut by more than 10% by increasing the ambient temperature by 4°C.

•

Technological initiatives – working with suppliers to improve the efficiency of network equipment. For example, the average energy efficiency of power amplifiers has improved from around 9% in 2004 to 15% in 2006.

•

Use of renewable energy on-site – a number of Vodafone’s operating companies have been piloting renewable energy solutions to reduce climate change impact and improve the operational performance of remote base stations. This includes the use of solar power, wind power and fuel cells.

Using these and other approaches, Vodafone businesses are already making good progress on addressing climate change issues. For example:

•	In Spain, Vodafone focused on increasing energy efficiency in the access network and at switching centres and has since reduced CO2 emissions by more than 6,600 tons.

•

Vodafone Greece installed photovoltaic systems at 123 base stations in remote areas. These systems have generated some 3,300,000 kWh of energy since 2001 (or 700,000 kWh of energy per year) replacing diesel consumption in the respective base stations.

•	Vodafone Germany deactivated unused electricity circuit devices at all its base stations and reduced energy use by 1-5% per site. This is now being implemented in other operating companies.

•

Vodafone Portugal installed free-cooling at all its 1,100 base station sites, and increased base station room temperature to 35°C to maximise the benefits of free-cooling with no adverse effects on equipment.

Vodafone is also addressing energy consumption in offices and other network buildings.

•

In the UK a number of measures were identified to significantly improve energy efficiency. For example, switching off air conditioning systems and lighting when office and call centre buildings are not occupied can reduce energy consumption by as much as 10%.

•

Vodafone Germany ran a solar power pilot project at its Mobile Switching Centre in Würzburg. A total of 62 rooftop photovoltaic modules were installed on the roof of the building, at a cost of €70,000. The system will generate some 12,000 kWh of energy, which will be fed into the public grid.

China Mobile, SOFTBANK and Vodafone in agreement to establish a Joint Innovation Lab to develop mobile internet services

24 April 2008

China Mobile, SOFTBANK and Vodafone have agreed to establish a Joint Innovation Lab (JIL) to promote the development of new mobile technologies, applications and services. The three companies expect the initiative will help to accelerate the commercial deployment of mobile internet services.

The three companies will use the JIL as a platform to develop mobile services and drive innovation and synergy in the industry to the benefit of their combined global customer base. The JIL will launch projects based on emerging technologies and market demand.

The JIL will focus on the rapidly growing areas of mobile internet services, such as mobile widgets*. Initially, the JIL plans to develop a platform for mobile widgets to encourage the development of innovative new services that can leverage mobile operators’ unique capabilities.

This move is expected to enable different widgets and applications to run seamlessly on different handset platforms and operating systems across different mobile operators, while safeguarding customer security, data privacy and billing systems. The development of a widget platform is expected to benefit both developers and users. The JIL also welcomes the co-operation of vendors and developers in the creation of new applications and services.

The establishment of the JIL and completion is subject to regulatory approvals and certain customary closing conditions.

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*                   EDITOR’S NOTE: A widget is a highly functional, small, web-based application that gives customers access to useful services.

For media enquiries please contact:

China Mobile Public Relations	Tel: +86-10-6600-6688	Email: lijun@chinamobile.com
SOFTBANK Public Relations	Tel: +81-3-6889-2300	Email: pr@softbank.co.jp
Vodafone Group Media Relations	Tel: +44-1635 664444

About China Mobile

China Mobile is the world’s largest mobile operator with more than 392 million subscribes (as of March 31, 2008). China Mobile has been a leading player in the mobile communications industry. In 10 years, China Mobile has established a world class mobile network with over 300,000 base stations, best coverage and best customer services. It ranks the first in the world in terms of the network scale and the customer base. For more information, please visit http://www.chinamobile.com

About SOFTBANK

SOFTBANK GROUP offers its customers a range of services including mobile communications, broadband infrastructure, fixed-line telecommunications, internet culture, e-Commerce, and others. SOFTBANK MOBILE achieved the No. 1 position in net additions for FY 2007 in the Japanese market, with a total of 18,586,200 subscribers as of March 2008. For more information, please visit www.softbank.co.jp

About Vodafone

Vodafone is the world’s leading international mobile communications group with over 252 million proportionate customers as at 31 December 2007. Vodafone currently has equity interests in 25 countries across five continents and a further 41 partner networks worldwide. For more information, please visit www.vodafone.com

28 April 2008

MADONNA SHOW STREAMED LIVE TO VODAFONE CUSTOMERS IN
MANY COUNTRIES AROUND THE WORLD

FROM NEW YORK’S ROSELAND BALLROOM ON 30 APRIL 2008

▪	Show to be broadcast live on 30 April 2008 from Roseland Ballroom in New York City on Vodafone live! and from www.vodafone.com/music

▪	Social networking technology will allow customers to chat to other online show goers and change camera angles to capture the atmosphere, excitement and vibe of this unique event

▪	Vodafone customers will have an opportunity to win tickets to the event and become one of the lucky few to see Madonna perform in person

28 April 2008 – Vodafone, the world’s largest mobile operator by revenue, and Warner Music International (WMI), today announced that on Wednesday, 30 April, Vodafone customers in 14 countries will be able to watch a live, one-off show by Madonna on their mobile. Streamed live from New York’s famous Roseland Ballroom exclusively outside the US to Vodafone customers, the performance will celebrate the release of Madonna’s new album, HARD CANDY, which is available globally from today.

Vodafone customers in Cyprus, Egypt, France (SFR), Germany, Greece, Hungary, Italy, Netherlands, New Zealand, Portugal, Romania, South Africa (Vodacom), Spain and UK will have access to the show via their mobile phones on Vodafone live! and via their PCs using a unique streaming platform at www.vodafone.com/music

Vodafone customers will be able to do more than simply view the performance. They will be able to interact and share their emotions with other online show goers and select camera angles to move around the stage to get the best view, making them feel as though they are there in person and part of the event.

Vodafone customers will also have a chance to win tickets to Roseland Ballroom in New York City and become one of the lucky few to experience Madonna’s performance in person at the iconic venue.

“As a leader in the digital music industry, we’re providing our customers closer access to music from top artists and events, allowing them to enjoy their favorite content both on their PCs and mobile phones,” said Frank Rovekamp, Global Chief Marketing Officer, Vodafone Group. “Vodafone’s strategy is to offer different music flavours and innovative formats allowing customers to experience music on their mobile in any way they wish.”

“We continue to explore innovative ways of deepening the connection between artist and audience. Offering millions of fans around the world live, interactive access to a unique, intimate Madonna show is a powerful way to showcase a new album” said John Reid, Vice Chairman, WMI & President, Warner Music Europe. “Building on the mobile première, this special broadcast will further heighten the sense of event and excitement during HARD CANDY’s much anticipated launch week.”

This performance will be the first time Madonna plays live songs from her new album HARD CANDY, which arrives in stores today. Last week, Vodafone customers in Spain, Greece, Italy, Turkey, Portugal, Romania, Hungary, Netherlands, Belgium (Proximus), UK, New Zealand, South Africa (Vodacom), Iceland and India were given access to seven tracks from HARD CANDY prior to the album launch. Each track remained live for 24 hours for download before being replaced by the next one.

The first single from the album, ‘4 Minutes’ has already jumped to the number one spot in many countries and has broken Vodafone UK’s previous full track sales record by a wide margin becoming the biggest ever single downloaded track on Vodafone live!.

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About Vodafone

Vodafone is the world’s leading international mobile communications group with over 252 million proportionate customers as at 31 December 2007. Vodafone currently has equity interests in 25 countries across five continents and a further 41 partner networks worldwide. For more information, please visit www.vodafone.com

About Warner Music International:

Warner Music International (WMI) is Warner Music Group’s global (ex-U.S.) recorded music division that markets and distributes WMG’s world-class roster of U.S. and international recording artists through a network of affiliates and licensees in more than 50 countries. With a commitment to developing local talent as well as marketing international superstars, WMI leverages its expertise in each region around the world to attract and cultivate a diverse international artist roster. WMG is a pioneer in delivering music content in new and exciting ways, with a track record of ‘firsts’ in the digital space.

Contact for Vodafone:

Vodafone Group Media Relations

groupmediarelations@vodafone.com

Tel: +44 1635 664444

Contact for WMI:

James Steven, Warner Music International

james.steven@warnermusic.com

Tel: +44 207 368 2572

Contact for Madonna:

Liz Rosenberg, Warner Bros. Records

liz.rosenberg@wbr.com

Tel: 1 212-707-3256

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 April 2008

Number of ordinary shares transferred:	106,514

Highest transfer price per share:	157.4p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,127,351,176 of its ordinary shares in treasury and has 53,127,716,361 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 April 2008

Number of ordinary shares transferred:	107,368

Highest transfer price per share:	154.3p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,127,243,808 of its ordinary shares in treasury and has 53,128,067,506 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 April 2008

Number of ordinary shares transferred:	87,346

Highest transfer price per share:	160.4p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,127,156,462 of its ordinary shares in treasury and has 53,128,232,386 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 17 April 2008 by HBOS Employee Equity Solutions that on 10 April 2008 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 160p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	159
Paul Michael Donovan	159
Terry Dean Kramer	159
Stephen Roy Scott	159

* Denotes Director of the Company

Stephen Scott

Group General Counsel and Company Secretary

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 17 April 2008 by HSBC Trustee (CI) Limited that Sir John Bond, Chairman of the Company, acquired the following number of ordinary shares in the Company, through his participation in the Company’s Dividend Reinvestment Plan. As a result, Sir John’s shareholding in the Company totals 224,926 shares.

Date	Acquired	Price

12. 08. 2005	503*	147.91
11. 08. 2006	4,444	117.49
09. 02. 2007	3,317	150.55
10. 08. 2007	6,045	157.44
08. 02. 2008	3,060	180.52

* As part of the Return of Capital to shareholders, existing ordinary shares with a nominal value of US$0.10 held on 28 July 2006 were consolidated on a 7 for 8 basis and new shares issued with a nominal value of US$0.11 3/7 Accordingly these shares were consolidated into 440 new ordinary shares of US$0.11 3/7 on 31 July 2006.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 April 2008

Number of ordinary shares transferred:	194,094

Highest transfer price per share:	160p

Lowest transfer price per share:	154.8p

Following the above transfer, Vodafone holds 5,126,962,368 of its ordinary shares in treasury and has 53,128,802,479 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market of the following:

Vodafone’s issued share capital consists 58,256,221,426 ordinary shares of U.S.$0.11 3/7 each with voting rights, of which 5,126,962,368 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 53,129,259,058. This figure 53,129,259,058 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 19, 2008	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary